VIIT HEALTH, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
ViiT Health, Inc.
Mesa, Arizona

We have reviewed the accompanying financial statements of ViiT Health, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, stockholders' deficit, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

October 24, 2025
Los Angeles, California

VIIT HEALTH, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ 25,066	$ 13,044
Total Current Assets	**25,066**	**13,044**
Property and Equipment, net	10,594	-
Total Assets	**$ 35,660**	**$ 13,044**
LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIT		
Current Liabilities:		
Current Portion of Related Party Loans	$ 166,523	$ -
Total Current Liabilities	**166,523**	**-**
Simple Agreement for Future Equity	1,636,083	1,125,553
Total Liabilities	**1,802,606**	**1,125,553**
STOCKHOLDERS' DEFICIT		
Common Stock	150,000	150,000
Subscription Receivable	(150,000)	(150,000)
Accumulated Deficit	(1,766,946)	(1,112,509)
Total Stockholders' Equity/Deficit	**(1,766,946)**	**(1,112,509)**
Total Liabilities and Stockholders' Equity/Deficit	**$ 35,660**	**$ 13,044**

See accompanying notes to financial statements.

VIIT HEALTH, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	49,450	29,710
Research and Development	439,307	273,680
Selling and Marketing	841	-
Total Operating Expenses	**489,598**	**303,390**
Operating Loss	**(489,598)**	**(303,390)**
Other Loss/(Income)	164,839	25,647
Loss Before Provision for Income Taxes	**(654,437)**	**(329,037)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (654,437)**	**$ (329,037)**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
Balance—December 31, 2022	**10,200,000**	**$ 102,000**	**$ (102,000)**	**$ (783,472)**	**$ (783,472)**
Issuance of stock	4,800,000	48,000	-	-	-
Net Loss	-	-	-	(329,037)	(329,037)
Balance—December 31, 2023	**15,000,000**	**150,000**	**(150,000)**	**$ (1,112,509)**	**$ (1,112,509)**
Net Loss	-	-	-	(654,437)	(654,437)
Balance—December 31, 2024	**15,000,000**	**$ 150,000**	**$ (150,000)**	**$ (1,766,946)**	**$ (1,766,946)**

See accompanying notes to financial statements.

VIIT HEALTH, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (654,437)	$ (329,037)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	530	-
Fair Value in Excess of Stated Value of SAFEs	164,839	25,647
Net Cash Used In Operating Activities	**(489,068)**	**(303,390)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(11,124)	-
Net Cash Used in Investing Activities	**(11,124)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Related Party Loans	166,523	-
Proceeds from Issuance of Simple Agreement for Future Equity	345,691	307,764
Net Cash Provided by Financing Activities	**512,214**	**307,764**
Change in Cash	**12,022**	**4,374**
Cash —Beginning of The Year	13,044	8,670
Cash—End of The Year	**$ 25,066**	**$ 13,044**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

ViiT Health, Inc. was incorporated on June 15, 2021, in the State of Delaware. The financial statements of ViiT Health, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mesa, Arizona.

ViiT Health, Inc. is a consumer healthtech company that develops computer vision technology to identify biochemical markers using light. We have developed a non-invasive device (Bioviit) to measure blood glucose levels, oxygen saturation, heart rate and ideally other analytes to come. Our device can be connected to wellness and prevention applications that will be used by customers to keep track of their results and receive meaningful wellness information fitted to their objectives and individual characteristics. Our company mainly focuses on scientific research, hardware and software development and wellness consumer product commercialization. We aim to integrate new biochemical detection capabilities and will explore different commercial strategies that might include hardware and software licensing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2024, and 2023, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Tools, Machinery, and Equipment	7 years

Impairment of Long Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.
2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.
3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from developed a non-invasive device (Bioviit) to measure blood glucose levels, oxygen saturation, heart rate and ideally other analyses to come.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The SAFEs are classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs in the valuation model. The Company estimates the fair value of the SAFEs using a probability-weighted expected return methodology ("PWERM"), which incorporates management's estimates regarding (i) the likelihood and timing of potential settlement scenarios (such as an equity financing, liquidity event, or dissolution event), (ii) the estimated per-share value of the Company's equity under each scenario, and (iii) the contractual settlement mechanics specified in the SAFE agreements. Significant unobservable inputs include the Company's equity valuation assumptions, estimated probability weightings assigned to each potential outcome, expected timing of conversion or settlement, and discount rates used to measure the present value of projected settlement amounts.

Changes in the fair value of the SAFEs are recognized in the statement of operations within other income (expense). The carrying amount of the SAFE liability was $1,497,333 as of December 31, 2024. The following table summarizes changes in the fair value of the SAFE liability during the year ended December 31, 2024:

(in USD) 2024	
Balance at beginning of year	$1,125,553
Issuances during the year	$206,941
Change in fair value recognized in earnings	$164,839
Balance at end of year	$1,497,333

There were no conversions, amendments, extinguishments, or settlements of the SAFEs subsequent to year end through the date on which these financial statements were available to be issued.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $841 and $0, which is included in sales and marketing expenses.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

SAFE Agreements
The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:

- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Loans to related parties are recognized as assets when the Company advances funds or records receivables under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Tools, Machinery, and Equipment	$ 11,124	$ -
Property and Equipment, at cost	**11,124**	**-**
Accumulated Depreciation	(530)	-
Property and Equipment, net	**$ 10,594**	**$ -**

Depreciation expense for the years ended December 31, 2024 and 2023 was $530 and $0, respectively.

4. DEBT

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31, 2024	2023
Safe 2021	Fiscal Year 2021	15,000,000	200,000	80%	200,000	200,000
Safe 2022	Fiscal Year 2022	15,000,000	409,958	80%	409,958	409,958
Safe 2022	Fiscal Year 2022	20,000,000	121,250	80%	121,250	121,250
Safe 2023	Fiscal Year 2023	20,000,000	307,764	80%	307,764	307,764
Safe 2024 - I	Fiscal Year 2024	20,000,000	175,355	80%	314,105	-
Safe 2024 - II	Fiscal Year 2024	20,000,000	31,586	100%	31,586	-
Fair Value in Excess of Stated Value of SAFEs					251,420	86,581
Total SAFE(s)			**$ 1,245,912**		**$ 1,636,083**	**$ 1,125,553**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price, in accordance with the terms and conditions of this Safe. If there is a Liquidity Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

In addition to the executed $300,000 SAFE, Softeq provided further product development credits and follow-on awards totaling approximately $110,552. These amounts were not formalized under a SAFE agreement as of December 31, 2024. Management determined that such funds represent related-party advances that may be converted into a SAFE upon completion of the Company's next financing round.

Related Party Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Borrowing Period	Interest Rate	Maturity Date	As of December 2024 Current Portion	Non-Current Portion	Total Indebtedness	As of December 2023 Current Portion	Non-Current Portion	Total Indebtedness
Lorena de la Maza	$ 42,000	Fiscal Year 2024	0%	No set maturity	$ 42,000	$ -	$ 42,000	$ -	$ -	$ -
Shaun Rosenthal	$ 14,000	Fiscal Year 2024	0%	No set maturity	$ 14,000	$ -	$ 14,000	$ -	$ -	$ -
Softeq Fund	$ 249,273	Fiscal Year 2024	0%	No set maturity	$ 110,523	$ -	$ 110,523	$ -	$ -	$ -
Total					$ 166,523	$ -	$ 166,523	$ -	$ -	$ -

During the years presented, the Company received non-interest-bearing advances from the owners and related parties. These advances, which include Softeq Venture Fund credits not yet formalized into SAFE instruments, are classified as current related-party loans, as they are payable on demand and have no fixed maturity. The imputed interest on these loans was deemed immaterial and therefore not recorded. Management notes that these loans may be converted into SAFE instruments in the future, subject to formal execution of related agreements.

5. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Stock with a par value of $0.01. As of December 31, 2024, and December 31, 2023, 15,000,000 and 15,000,000 Common Stock were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Preferred Stock with a $0.01 par value. As of December 31, 2024, and December 31, 2023, no shares were issued and outstanding.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

For the Year Ended December 31,		2024		2023
Net Operating Loss	$	(59,856)	$	(78,578)
Valuation Allowance		59,856		78,578
Net Provision For Income Tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of December 31,		2024		2023
Net Operating Loss	$	(159,578)	$	(99,722)
Valuation Allowance		159,578		99,722
Total Deferred Tax Asset	**$**	**-**	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $616,131. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. RELATED PARTY TRANSACTIONS

In 2024, Luis Gomez Sanchez (Director) invested $2,036 through a SAFE agreement under the following terms – valuation cap of $20,000,000 and discount rate 80%.

On August 27, 2024, the Company borrowed $42,000 from its director, Lorena De La Maza Krzeptowsky. The loan is non-interest bearing, has no fixed maturity date, and is repayable contingent upon the availability of funds. It may be converted into SAFE agreements in the future.

On August 27, 2024, the Company borrowed $14,000 from its director, Shaun Rosenthal. The loan is non-interest bearing, has no fixed maturity date, and is repayable contingent upon the availability of funds. It may be converted into SAFE agreements in the future.

In 2024, Softeq Development Corporation, a related party to the Company's investor Softeq Venture Fund, extended credit for product development services totaling $110,523. These balances are non-interest bearing, have no fixed maturity date, and may be settled through future SAFE agreements under the same terms available to other investors.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $489,598, an operating cash outflow of $489,068 and liquid assets in cash of $25,065, which less than a year worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

10. SUBSEQUENT EVENTS

The Company had granted $370,000 in stock options to ten advisory board members via individual Advisory Board Invitation Letters. These invitations have not yet been formalized into stock option agreements, even though some terms have expired during the current year. Issuance of stock options is agreed to occur immediately prior to the conversion of the SAFE agreements, as both will utilize the same conversion price. After the expiration of the invitation terms, the Board of Directors reserves the right to determine the final number of stock options to be recognized, based on the adequate fulfillment of the recipients' advisory or directive roles. Consequently, the final number of issued stock options may differ from the amounts initially stated in the invitation letters. The current expectation is that stock option issuance will take place upon a qualified financing event, which includes the conversion of SAFEs. The conversion price used for current calculation is $16 million, reflecting the 20% discount applied to the expected qualified direct investment at a $20 million pre-money valuation.

The Company is currently formalizing Stock Option Agreements and intends to allocate up to 10% of ViiT Health’s outstanding shares to Directors, Officers, and Executives over time, with a plan to issue up to 1,500,000 shares as equity compensation.

On March 3, 2025, the Company signed a SAFE agreement with David Donnersberger in the amount of $215,000, with a valuation cap of $20,000,000 and a discount rate of 80%.

On July 11, 2025, the Company signed a SAFE agreement with Wefunder SPV, LLC in the amount of $7,800, with a valuation cap of $20,000,000 and a discount rate of 80%.

On July 11, 2025, the Company signed a SAFE agreement with Wefunder SPV, LLC in the amount of $74,451, with a valuation cap of $15,000,000 and a discount rate of 80%.

On August 31, 2025, the Company signed a SAFE agreement with Keith Monson in the amount of $75,000, with a valuation cap of $20,000,000 and a discount rate of 80%.

The Company plans to engage a third-party expert to analyze the situation and determine whether it would be appropriate to retrospectively classify its R&D expenses as assets, depending on the assessment outcome. The Company believes that, since technological feasibility has already been established, R&D expenses should be recognized as assets. Supporting documentation has been provided, including the TRL and Clinical Validation Report, which outlines the Company’s experimental and clinical validation activities demonstrating technical feasibility. Furthermore, the Company holds a published patent (US 2025-0295316 A1), which can also be reviewed on the USPTO website. The Company expects that the third-party analysis will confirm the eligibility of capitalizing R&D expenses retroactively.